Exhibit 99.3

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Austral Pacific Energy Ltd. and all the information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in Canada and New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”). Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Group maintains systems of internal accounting and administrative controls, in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee is independent of management.  The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to shareholders.

The consolidated financial statements have been audited by KPMG, the external auditors, in accordance with Canadian and New Zealand generally accepted auditing standards on behalf of the shareholders.

KPMG has full and free access to the Audit Committee.

“T Jewell”

______________________________

Thompson Bruce Jewell

Chief Executive Officer

March 24, 2009

Auditor’s Report

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2008 and December 31, 2007 and the consolidated income statement, statements of changes in equity and cash flows for each of the years in the two year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Comments by Auditors for New Zealand Readers on Canada – NZ Reporting Differences

In New Zealand, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 of the consolidated financial statements. Our report to the shareholders dated March 24, 2009 is expressed in accordance with Canadian auditing standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

For New Zealand reporting standards, the additional explanatory paragraph is as follows:

‘Fundamental Uncertainty’

In forming our unqualified opinion we have considered the adequacy of the disclosures made in the consolidated financial statements concerning the ability of the Company and Group to continue as a going concern and therefore whether the Group will realise its assets and extinguish its liabilities at the amounts noted in the financial report. Full details of the circumstances relating to this fundamental uncertainty are described in Note 2.

The consolidated financial statements are prepared on the basis that the Group’s financier (Investec Bank (Australia) Limited) will continue to support the Group through the extension of the loan facility beyond the current expiry date of March 31, 2009, and the agreement to a comprehensive restructuring plan.

There can be no assurance that the restructuring plan will be approved and that it will enable the Company and Group to continue in the foreseeable future.  If the Company and Group were unable to continue in operational existence for the foreseeable future, adjustments may have to be made to reflect the fact that assets may need to be realised at amounts other than those at which they are currently recorded in the consolidated balance sheet.  In addition, the Company and Group may have to provide for further liabilities that might arise, and to reclassify non-current assets and liabilities as current assets and liabilities.  Our audit opinion is not qualified in this report.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) which may vary in certain respects from accounting principles generally accepted in New Zealand.

These financial statements have also been prepared in accordance with New Zealand Generally Accepted Accounting Practice (“NZ GAAP”) and comply with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and other applicable Financial Reporting Standards as appropriate for profit-oriented entities.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance, changes in equity and cash flows. These are provided as part of Note 33 of the consolidated financial statements.  In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2008 and December 31, 2007 and income statement, statements of changes in equity and cash flows for the years then ended, in accordance with New Zealand generally accepted accounting principles.

Wellington, New Zealand

March 24, 2009

AUSTRAL PACIFIC ENERGY LTD. Consolidated Balance Sheet (Expressed in United States Dollars)

As at :	Note	December 31, 2008	December 31, 2007
		$	$
Assets
Current assets
Cash and cash equivalents	10	-	9,019,812
Restricted cash and cash equivalents	10	2,282,109	3,000,000
Trade and other receivables	11	1,682,440	5,689,279
Inventory	12	424,247	488,486
Prepaid expenses and deposits		494,097	805,527
Total current assets		4,882,893	19,003,104

Non-current assets
Listed Investments	13	89,662	100,822
Exploration, evaluation, development and production
assets	14	2,589,231	32,438,270
Property, plant and equipment	15	783,746	7,164,646
Goodwill	16	-	2,018,969
Total non-current assets		3,462,639	41,722,707
Total assets		8,345,532	60,725,811

Liabilities
Current liabilities
Trade and other payables	17	3,201,615	11,226,465
Loans and Borrowings	18	16,792,797	18,650,000
Financial instruments and derivatives	19	-	7,753,311
Prepaid gas revenue	20	-	831,040
Asset retirement obligations	21	523,882	845,422
Net cash in advance	22	-	9,679,614
Total current liabilities		20,518,294	48,985,852

Non-current
Loans and Borrowings	18	9,521,653	9,282,806
Deferred tax liabilities	23	-	2,372,274
Prepaid gas revenue	20	984,073	2,521,823
Asset retirement obligations	21	1,745,832	765,037
Total non-current liabilities		12,251,558	14,941,940
Total liabilities		32,769,852	63,927,792

Net assets/(liabilities)		(24,424,320)	(3,201,981)

Equity
Shareholders equity		78,232,381	55,913,721
Reserves		2,253,653	3,557,684
Retained earnings		(104,910,354)	(62,673,386)
Total Equity/(Deficiency)		(24,424,320)	(3,201,981)

See accompanying notes to the consolidated financial statements

Approved by the Directors:

D A R Newman	T B Jewell

Director	Director

AUSTRAL PACIFIC ENERGY LTD. Consolidated Income Statement (Expressed in United States Dollars)

For the year ended:	Note	December 31, 2008	December 31, 2007
		$	$

Revenue	7	11,972,715	7,342,678)
Cost of sales		(3,576,004)	(2,253,824)
Distribution expenses		(154,419)	(714,176)
Royalties		(603,834)	(388,777)
Gross profit		7,638,458	3,985,901

Other Income	7	1,338,644	1,735,781
Administration expenses	8	(6,283,516)	(7,209,663)
Impairment losses	14,15,16	(17,090,797)	-
Other expenses	8	(27,550,330)	(6,905,418)
Results from continuing operating activities		(41,947,541)	(8,393,399)

Finance income	8	1,319,063	268,272
Finance expenses	8	(13,285,472)	(13,080,224)
Net finance cost		(11,966,409)	(12,811,952)

Loss before income tax from continuing operations		(53,913,950)	(21,205,351)

Income tax benefit	9	2,372,274	-

Loss after income tax from continuing operations		(51,541,676)	(21,205,351)

Profit/(loss) from discontinued operations for the year	5	7,763,946	(816,980)
Loss for the year		(43,777,730)	(22,022,331)

Earnings per share attributable to shareholders:
Basic loss per share from continuing operations	29	($1.02)	($0.71)
Diluted loss per share from continuing operations	29	($1.02)	($0.71)
Basic loss per share	29	($0.86)	($0.74)
Diluted loss per share	29	($0.86)	($0.74)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Statement of Changes in Equity (Expressed in United States Dollars)

			Reserves
								Total Share-
	Ordinary Shares			Share Based	Share Purchase			holders'
			Preferred	Payment	Warrants	Fair Value		Equity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Retained Earnings	(Deficiency)
		$	$	$	$	$	$	$

Balance at January 1, 2007	27,764,287	50,045,527	-	1,307,171	1,540,762	52,916	(40,651,055)	12,295,321

Issuance of ordinary shares for cash and other consideration (Note 24(a))	4,351,855	5,490,745	-	-	-	-	-	5,490,745
Less Deferred Offering Costs (Note 24(a))	-	(202,004)	(10,639)	-	-	-	-	(212,643)
Preferred shares (Note 24(e))	-	-	344,034	-	-	-	-	344,034
Exercise of share based options (Note 24(a))
	300,000	579,453	-	(219,453)	-	-	-	360,000
Cancellation of options payment	-	-	-	(54,000)	-	-	-	(54,000)
Share based compensation (Note 24(c))
	-	-	-	632,599	-	-	-	632,599
Accumulated fair value reserve (Note 13)
	-	-	-	-	-	(35,706)	-	(35,706)
Net loss for the year	-	-	-	-	-	-	(22,022,331)	(22,022,331)

Balance at December 31, 2007	32,416,142	55,913,721	333,395	1,666,317	1,540,762	17,210	(62,673,386)	(3,201,981)

Issuance of ordinary shares for cash and other consideration (Note 24(a))	27,808,990	22,929,562	-	-	-	-	-	22,929,562

Less Deferred Offering Costs (Note 24(a))	-	(610,902)	-	-	-	-	-	(610,902)

Expiry of warrants	-	-	-	-	(1,540,762)	-	1,540,762	-

Share based compensation (Note 24(c))	-	-	-	247,887	-	-	-	247,887

Accumulated fair value reserve (Note 13)	-	-	-	-	-	(11,156)	-	(11,156)

Net loss for the year	-	-	-	-	-	-	(43,777,730)	(43,777,730)

Balance at December 31, 2008	60,225,132	78,232,381	333,395	1,914,204	-	6,054	(104,910,354)	(24,424,320)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Cash Flow Statement (Expressed in United States Dollars)

For the year ended	Note	December 31, 2008	December 31, 2007
		$	$

Cash flows from operating activities
Receipts from customers		14,279,363	3,735,831
Proceeds from settlement of derivatives		3,063,012	-
Payments for settlement of derivatives		(19,537,740)	(1,030,926)
Interest received		145,208	269,559
Proceeds from joint venture recoveries		1,347,369	1,631,676
Production expenditure		(3,730,423)	(2,968,000)
Payments to suppliers and employees		(9,055,247)	(503,376)
Interest paid		(1,667,949)	(1,733,016)
Net cash inflow / (outflow) from operating activities	28	(15,156,407)	(598,252)

Cash flows from investing activities
Disposal of discontinued operation		8,500,000	-
Exploration and evaluation expenditure		(4,653,924)	(22,279,119)
Purchase of resource company		(3,100,800)	-
Purchase property, plant and equipment		(5,058)	(34,414)
Repayment of prepaid gas revenue		(1,339,965)	-
Change in joint venture working capital		(1,408,576)	(585,310)
Net cash inflow / (outflow) from investing activities		(2,008,323)	(22,898,843)

Cash flows from financing activities
Preferred shares issued		-	9,697,623
Issues of shares		10,320,676	3,407,996
Proceeds received in advance from private placement		-	9,679,614
Repayment of borrowings		(21,044,200)	(4,350,000)
Proceeds from borrowings		19,186,997	7,262,000
Payment of borrowing restructuring costs		(961,054)	-
Net cash inflow / (outflow) from financing activities		7,502,419	25,697,233
Net increase / (decrease) in cash during the year		(9,662,311)	2,200,138
Effect of exchange rate fluctuations on cash held		(75,392)	(325,268)
Net reduction in proceeds transferred to restricted cash and cash equivalents		717,891	-
Cash and cash equivalents at the beginning of the year		9,019,812	7,144,942
Cash and cash equivalents at end of the year	10	-	9,019,812

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Note		Page
1	Reporting Entity	8
2	Ability to continue as a going concern and basis of preparation of the financial statements	8
3	Significant accounting policies	9
4	Segment information	18
5	Discontinued operations	18
6	Acquisitions	18
7	Revenue and other income	19
8	Expenses	20
9	Income tax benefit	21
10	Cash and cash equivalents and restricted cash	22
11	Trade and other receivables	23
12	Inventory	23
13	Listed investments	23
14	Exploration, evaluation, development and pre-production expenditure and production assets	24
15	Property, plant and equipment	26
16	Goodwill	27
17	Trade and other payables	27
18	Loans and borrowings	27
19	Financial instruments and derivatives	29
20	Prepaid gas revenue	33
21	Asset retirement obligations	33
22	Net cash in advance	34
23	Deferred tax liabilities	34
24	Shareholders equity	34
25	Subsidiaries and associates	37
26	Related party transactions	37
27	Commitments & contingencies	38
28	Reconciliation of the loss for the period to net cash flows from operating activities	39
29	Loss per share	40
30	Joint ventures	40
31	Subsequent events	41
32	Adoption of international financial reporting standards	41
33	Parent Company Accounts	45

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 1 - REPORTING ENTITY

Austral Pacific Energy Ltd. (the "Company”) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia).  The Company is domiciled in New Zealand.

The consolidated financial statements are presented.  The consolidated financial statements as at and for the year ended December 31, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled assets.  Note 33 sets out Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flow Statement of the Company.

The Group’s financial statements were authorised for issue by the Board of Directors on March 24, 2009.

The Group is primarily engaged in the exploration, appraisal and development of oil and gas properties in New Zealand (and until the end of May 2008 in Papua New Guinea).

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN and BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

For the year ended December 31, 2008, the Group had a net loss of $43,777,730 (2007: $22,022,331) and accumulated retained earnings deficit of $104,910,354 (2007: $62,673,386).  At December 31, 2008, the Group had a net equity deficiency of $24,424,320 (2007: $3,201,981).  The Group also had a working capital deficiency of $15,635,401 (2007: $29,982,748).  The Group has been unable to generate net cash on a sustained basis from operating activities for the past three years.  The Group’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits and its debt obligations.

Throughout the year, the Group has been in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility.  At December 31, 2008, the loan facility amounts to $16,792,797 and is disclosed as a current liability.  Further details in respect of the loan facility with Investec are set out in Note 18.  Investec has issued various waivers and as at December 31, 2008 a revised repayment date of  January 31, 2009, was in place.  On March 12, 2009, the facility due date was extended to March 31, 2009.  The Group is currently in discussions with Investec on specific matters in regards to a fundamental restructure of the Group in order for a longer term standstill agreement to be put in place.

There can be no assurance that the restructuring plan will enable the Company and Group to continue in the foreseeable future.  The Group’s cash flow projections under the restructuring plan do not provide for the full repayment of the loan facility to Investec.

Therefore a significant uncertainty exists in relation to the Group’s ability to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial statements.

The Group remains reliant on the support of Investec through the extension of the loan facility beyond the latest expiry date of March 31, 2009. No commitment has yet been given by Investec to extend the facility. After taking into account all available information, the directors have concluded that there are reasonable grounds to believe:

•

That Investec will extend or refinance the loan facility; and

•

The Group, with the support of Investec, will be able to pay its operational debts (excluding any Investec loan and interest-related facility repayments) as and when they become due and payable.

The directors have formed this view based on a number of factors including:

•

Management’s expectation that the Group will be able to meet its ongoing operational commitments assuming:

-

the Group’s on-going production is sustained, for at least another two years;

-

oil prices at or about $US45 per barrel;

-

normal Cheal operating expenditure is maintained;

-

very limited non-Cheal expenditure;

-

a restructured and downsized corporate organisation to support only the Cheal-centric operations;

•

The expectation that the loan facility will be extended once an acceptable proposal is agreed with lenders; and

•

New capital raised at the corporate level and/or asset specific financing will be available to meet any new capital expenditure.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Management, in conjunction with the Board, is continuing to review the Group’s business, including potential asset sales and refinance or extension of loan facilities in conjunction with Investec.

At December 31, 2008, these consolidated financial statements have been prepared on a going concern basis which assumed that the Company and Group will be able to continue in operation for a minimum of two further years.

The non-current assets “Property, Plant and Equipment”, “Exploration, Evaluation, Development and Production Assets” and “Goodwill” have been impaired in the ordinary course of preparing the financial statements to reflect the reduction in proved and risk adjusted probable oil and gas reserves.  That value in use generated by the impairment calculation (which assumes production of reserves through to January 2011) is therefore reflected in the Balance Sheet.  However, if the loan facility is not extended beyond March 31, 2009, that value will change but the amount is not able to be quantified.

Furthermore, if the loan facility is not extended beyond March 31, 2009, the Group’s non-current liabilities would be reclassified to current liabilities and certain liabilities increased to reflect the present value of the future liability.  In addition, the Group may have to provide for other liabilities that might arise from any discontinuation of the business.

Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the Group was unable to continue as a going concern.  Such adjustments could be material.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Preparation Under International Financial Reporting Standards

On December 18, 2008, the Alberta Securities Commission, the Group’s principal regulator, approved an exemption from preparing financial statements in accordance with Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for periods ending on or after December 31, 2008 for so long as the Group prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared in accordance with IFRS.

Additionally, the financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (“NZ GAAP”).  They comply with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and other applicable Financial Reporting Standards as appropriate for profit-oriented entities.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2009.  The Group has chosen to early adopt the following standard:

▪

IAS 23, Borrowing Costs (revised 2007)

Other new standards, amendments and interpretations to existing standards have been published that are also mandatory for the Group’s accounting periods beginning on or after January 1, 2009.  These standards, amendments and interpretations are not expected to have any significant impact on the Group’s financial position and results.

Application of IFRS 1

These financial statements are the first Austral Pacific Energy Ltd. financial statements to be prepared in accordance with IFRS.  IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied in preparing these financial statements.  The date of transition was January 1, 2007.

The financial statements of Austral Pacific Energy Ltd. until December 31, 2007 had been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in certain respects from IFRS.  When preparing Group financial statements for the year ended December 31, 2008, management has amended certain accounting and valuation methods applied in the previous Canadian GAAP financial statements to comply with IFRS.

The comparative figures were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous Canadian GAAP to IFRS on the Group's equity and its loss for the year are presented in Note 32.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(b)

Basis of Measurement and Determinations of Fair Values

These financial statements have been prepared under the historical cost convention, except for the following which are stated at fair value:

•

Listed investments – see Note 13

•

Financial instruments and derivatives – see Note 19

•

Share based compensation – see Note 24(c)

A number of the Group’s accounting policies and disclosures require the determination of fair values for both financial and non-financial assets and liabilities.  The assumptions and methods for determining fair values is disclosed in accounting policy and notes specific to that asset or liability.

(c)

Accounting Principles and the Use of Estimates and Judgments

The preparation of financial statements also requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, and the reported amounts of the revenues and expenses for the years presented.

In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•

Note  2 - Going concern and basis of preparation of financial statements

•

Note   9 - Income tax benefit

•

Note 11 - Trade and other receivables

•

Note 14 - Measurement of the recoverable amount of non-monetary assets (under Impairment)

•

Note 19 - Financial instruments and derivatives

•

Note 21 - Asset retirement obligations

•

Note 23 - Deferred tax liabilities

The basis for many of the accounting estimates (including depletion calculation and recoverable amount of cash-generating unit) relies on the estimates of oil and gas reserves.  Estimates of recoverable quantities of proved and probable reserves include judgmental assumptions regarding commodity prices, exchange rates, recovery rates, and production and transportation costs.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and anticipated recoveries.  Reserve estimates are based on independent valuations obtained from Sproule International Limited, a Canadian based independent reserve evaluator.

As at December 31, 2008, the Group had recognised proved hydrocarbon reserves in respect of the Cheal field discovery, which reserves are classified as developed.  The Group only has proved reserves at the Cheal Field.  The Kahili Field is classified as developed, but had no reserves attributed to it at December 31, 2008 (2007: nil).  (Subsequent to balance date, the Kahili permit was surrendered - see Note 31).

Actual results could differ from these estimates and the differences could be material.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

(d)

Basis of Consolidation

(i)

Subsidiaries

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date the control commences until that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

When the Group acquires a group of assets or net assets that does not constitute a business, purchase consideration is allocated between the identifiable assets and liabilities based on their relative fair values at the acquisition date.

Intercompany balances and any unrealised gains on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii)

Joint Ventures

A Joint Venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to unanimous control.

Substantially all of the Group's operations, upstream exploration and development activities are conducted with third parties through joint control of the assets used to obtain benefits for the ventures and accordingly these financial statements reflect only the Group's share of assets, liabilities, revenues, expenses and cash flows from these activities.

(iii)

Associates

Associates are those entities in which the Group has significant influence, but not control over the financial and operating policies.  Results of associates are equity accounted.

(e)

Translation of Foreign Currencies

The Group’s functional and presentational currency is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the balance date are translated to the functional currency at the rates prevailing on that date.  Non-monetary assets and liabilities are translated into the functional currency at the rates prevailing on the transaction date.  Foreign exchange gains and losses are recorded in profit or loss in the year in which they occur.

(f)

Financial Instruments

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument.  Financial instruments are derecognised if the Group’s contractual rights to the cash flows from the financial instruments expire or if the Group transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the financial instrument.

(i)

Non-Derivative Financial Instruments

Cash and cash equivalents, restricted cash, cash advances, current loans and borrowings, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments.  Unless otherwise, noted the Group is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Initially, the fair value of the long term loans and borrowings is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest.  Subsequent to initial recognition, long term loans and borrowings are measured at amortised cost using the effective interest method, less any impairment.

Loans and borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(ii)

Derivative Financial Instruments

The Group may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices.  These derivative financial instruments are not used for speculative purposes and are not held for trading purposes.  A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Balance Sheet at fair value with the resultant net gain or loss recognised in the Income Statement in the current period.  The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date.  The forward price curve of oil is used as an underlying input in the valuation process of oil-based derivative instruments.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(iii)

Available-for-sale financial assets

The Group’s investments in listed equity securities are classified as available-for-sale financial assets.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance date.

An impairment test is conducted on a quarterly basis and any significant or prolonged decline in fair value is recognised in profit or loss.  For this purpose, ‘prolonged’ is regarded as any period longer than nine months and ‘significant’ as more than 20 per cent of the original cost of the equity instrument.  The fair values of equity investments are based on quoted bid prices at the balance date.  Any changes in fair value are recorded directly in equity.  When an investment is derecognised, the cumulative gains or loss in equity is transferred to profit or loss.

(iv)

Preferred Shares

Preferred shares that, at the option of the holder, can be converted to share capital or repaid in cash, incur interest, and where the number of shares does not vary with changes in their values, are accounted for as compound instruments.  Transaction costs that relate to the issue of a compound instrument are allocated to the liability and equity components in proportion to the proceeds.  The equity component of the preferred shares is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option.  The fixed dividend is accounted for as an interest expense which is recognised in profit or loss and calculated using the effective interest method.

(g)

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less.  Restricted cash is cash that is not directly under management control.

(h)

Property, Plant and Equipment

(i)

Owned assets

All property, plant and equipment are stated at historical cost less depreciation and impairment.  Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Where an item of property, plant and equipment includes major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)

Production Facilities

Production facilities comprise costs related to surface plant, equipment, land and buildings.

(iii)

Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  All other costs are recognised in profit or loss as incurred.

(iv)

Depreciation

Depreciation is recognised in profit or loss.

(a)

Production facilities, excluding land, plant and administrative equipment are depreciated at a rate proportional to the depletion of economically recoverable proved reserves, to match the cost of the asset to the production revenue produced.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(b)

Administrative property, plant and equipment are depreciated on a straight line basis over estimated economic lives as follows:

Office Equipment, Furniture & Fittings	5-13 years
Technical and computer equipment	2-5 years

(i)

Exploration and Evaluation Expenditure, Development and Pre-production Expenditure and Production Assets

(i)

Exploration and Evaluation expenditure

The successful efforts method is used to account for oil and gas exploration and development costs.  Under this method, acquisition costs of oil and gas properties, costs to drill and equip exploratory wells that find proved reserves, and costs of drilling and equipping development wells are capitalised and subject to annual impairment testing.

Licences and exploration well costs are initially capitalised and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense.  Exploration well costs continue to be capitalised as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project.  Upon approval for the commercial development of a project, the costs are subject to impairment testing and the accumulated expenditure is transferred to capitalised oil and gas development expenditure.  All other exploration costs, including geological and geophysical costs, are charged to the Income Statement as Exploration expenditure written off when incurred.

(ii)

Development and Pre-Production Expenditure

Development expenditure includes past exploration and evaluation costs, development drilling, development studies and other subsurface expenditure.

The definition of an area of interest for development expenditure is narrowed from the exploration permit for exploration and evaluation expenditure to the individual geological area where the presence of an oil or natural gas field exists, and in most cases will comprise an individual oil or gas field.

Development expenditure is reviewed for impairment at the end of each reporting period where there is an indication that the individual geological area may be impaired.   Development expenditure is not subject to depletion.

Upon commencement of early and/or test production from individual wells, the accumulated expenditure is transferred to pre-production expenditure.

Pre-production includes early and/or test production from individual wells prior to full production.  Pre-production expenditure is depleted using the units of production basis.

When full production commences, capitalised expenditure is transferred to production assets.

(iii)

Production Assets

(a)

Cost

Oil and gas properties are carried at cost of all development expenditure (see (ii) above) and include all other expenditure associated with the area of interest other than any surface plant and equipment and any associated land and buildings which are accounted for as property, plant and equipment.

(b)

Depletion

Capitalised costs of proved oil and gas properties are depleted using the unit of production method.  Successful exploratory wells, development costs and acquired resource properties are depleted over proved developed reserves.

(j)

Impairment of Assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(i)

Impairment of Financial Assets

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.  An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.  Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.  An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

All impairment losses are recognised in profit or loss.  An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.  Any subsequent recovery of an impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(ii)

Impairment of Non-Financial Assets

The carrying amount of the Group's non-financial assets, other than inventories, are reviewed at the end of each reporting period to determine whether there is any indication of impairment.  If such indication exists then the asset's recoverable amount is estimated.  Intangible assets that have an indefinite useful life, including goodwill, are not subject to amortisation and are tested annually for impairment irrespective of whether any circumstances identifying a possible impairment have been identified.

An impairment loss is recognised if the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.  A cash generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups.  Impairment losses are recognised in profit or loss.  Impairment losses recognised in respect of the cash generating unit are allocated firstly to reduce the carrying value of any Goodwill allocated to the units and then to reduce the carrying value of the other assets of the unit on a pro-rata basis.

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a risk-adjusted pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For oil and gas properties, estimates of future cash flows used in the evaluation of impairment of assets are performed based on the proved and risk adjusted probable reserves, risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

Impairment losses recognised in prior periods are assessed at balance date for any indications that the loss has decreased or no longer exists.  An impairment loss in respect of goodwill is not reversed.  An impairment loss in respect of other assets is reversed if there has been a change in the estimate used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised.

(k)

Cost of Sales and Royalties

Cost of sales comprise production costs relating to the lifting of oil and gas to the surface and gathering, treatment, processing, storage and transport are expensed as incurred.  Royalties are paid to the New Zealand Government as required by the terms of the relevant permit.

(l)

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability.

Asset Retirement Obligations

Asset Retirement Obligations are estimated for the abandonment of wells, removal of facilities and site restoration of oil and gas fields.  The estimates are measured at the present value of the future expenditures expected to be required to settle the obligation.  The provision is reviewed at balance date.  Changes in estimates are dealt with on a prospective basis.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(m)

Capitalised Interest

Interest costs associated with major development projects are capitalised until the necessary facilities are completed and ready for use.  These costs are subsequently depleted with the related assets.  Other interest costs are expensed as incurred.

(n)

Income Taxes

Income tax comprises current and deferred tax.  Income tax is recognised in the Consolidated Income Statement, except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised.  Deferred tax assets are reviewed at each balance date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)

Goods and Services Tax (GST)

All amounts are shown exclusive of GST, other than trade debtors and trade creditors, except where the amount of GST incurred is not recoverable from New Zealand Inland Revenue or Canadian Revenue Agency.  When this occurs, the GST is recognised as part of the cost of the asset or expense.

(p)

Trade and Other Payables

Trade and other payables are stated at cost.

(q)

Employee Benefits

Liabilities for wages and salaries, including non-monetary benefits and annual leave, are recognised in other payables in respect of employees' services up to the balance date and are measured at the amounts expected to be paid when the liabilities are settled.

(r)

Trade and Other Receivables

Trade and other receivables are recognised at their cost, less impairment losses.

Collectability of trade and other receivables is reviewed on an ongoing basis.  Receivables which are known to be uncollectible are written off.  An impairment allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(s)

Inventory

Inventories of crude oil held by the Group and the Group’s share of joint venture inventory are valued at net realisable value, being costs to produce per barrel.

Materials are recognised at lower of cost and net realisable value.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(t)

Revenue Recognition

Revenue is recognised at fair value of the consideration received net of the amount of Goods and Services Tax (GST).  Revenue is recognised when the significant risks and rewards of ownership have transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.  Risks and rewards of crude oil ownership are considered passed upon delivery from the Group to the customer.

Proceeds received under gas prepayment agreements are recorded as deferred revenue in the Balance Sheet and is reduced by gas sold and delivered under gas sale arrangements.

(u)

Lease Payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.

(v)

Finance Income and Expenses

(i)

Finance income is recognised as it accrues and comprises interest income on funds invested and exchange gains on foreign currency balances.  Interest income is recognised in profit or loss using the effective interest method.

(ii)

Finance costs comprise debt finance expenses, interest expenses on debt and preferred shares recognised as compound instruments, unwinding of the discount on provisions and exchange loss on foreign currency balances.  Interest expense, except where capitalised, is recognised in profit or loss using the effective interest method.

(w)

Joint Venture Recoveries

Joint venture recoveries are recognised and invoiced in the same period the costs are incurred.  Joint venture recoveries represent the recovery of specific joint operator costs from the joint venture parties.  The determination of the costs recovered is based on the individual Joint Venture Operating Agreement.

(x)

Share Capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity.

(y)

Earnings Per Share (EPS)

EPS amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period.  Diluted EPS amounts are calculated similar to basic EPS amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of dilutive share options.  The number of outstanding shares would be calculated by assuming that the outstanding share options were exercised and that the proceeds from such exercises were used to acquire ordinary shares at the average market price during the reporting period.

(z)

Share-based Payment Transactions

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options.  The amount recognised as an expense is adjusted for the outcome of non-market conditions to reflect the actual options that vest.

(aa)

Goodwill

All business combinations are accounted for using the purchase method.  Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition.  Goodwill represents the excess of the purchase price over the fair value of the acquired net assets.  Goodwill is measured at cost less accumulated impairment losses.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(ab)

Segment Reporting

A reporting segment is a distinguishable component of the Group that is engaged in providing related products or services within a particular economic environment which is subject to risks and rewards that are different from those of other segments.

(ac)

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale.  Classification of a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.  When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 4 - SEGMENT INFORMATION

The Group operates in one industry: petroleum, exploration and production.  It currently operates only in New Zealand.  The parent company is incorporated in Canada, but is domiciled in New Zealand and therefore considered as part of the New Zealand operation.  Operations in Papua New Guinea ceased in May 2008 and are not reported as a separate segment (see Note 5).

NOTE 5 – DISCONTINUED OPERATIONS

In May 2008 the Group sold its operation in Papua New Guinea, with two permits still subject to obtaining ministerial consent for their transfer.  The sale, by a wholly owned subsidiary Austral Pacific Energy (PNG) Limited, included all interests in Papua New Guinea licences (refer Note 30) and the interest in the Coral Sea drilling rig.  The decision to sell was made in order to accelerate loan repayments under the Group's loan facility with Investec, strengthen the Balance Sheet, and retain the focus on the growth of production from the core assets in New Zealand including the Cheal field development, Kahili gas development and Cardiff appraisal.

Austral Pacific Energy (PNG) Limited retains some immaterial assets, predominately a cash deposit due from the Papua New Guinea Government, in the Consolidated Balance Sheet.  It is the intention of management to de-register that company within the next twelve months.

The segment was not a discontinued operation or classified as held for sale as at December 31, 2007 and the Consolidated Income Statement has been re-presented to show the discontinued operation separately from continuing operations.

Profits/losses attributable to the discontinued operation were as follows:

	2008	2007
	$	$
Revenue	-	-

Expenses
Administrative expenses	(6,307)	(23,637)
Oil and gas exploration expenditure	(232,417)	(745,382)
Net finance income/(costs)	523	(47,961)
Tax	-	-

Results from operations, net of tax	(238,201)	(816,980)
Gain on sale of discontinued operation	8,002,147	-
Income tax on gain on sale of discontinued operation	-	-

Profit/(loss) for the period	7,763,946	(816,980)

Basic earnings/(loss) per share	0.15	(0.03)
Diluted earnings/(loss) per share	0.15	(0.03)

Cashflow from discontinued operation
Net cash from investing activities	7,662,475	(527,197)
Net cash from /(used in) discontinued operation	7,662,475	(527,197)

Effect of disposal on financial position of the group
Property, plant and equipment included in sale	(497,853)	-
Consideration received in cash	8,500,000	-

NOTE 6 – ACQUISITIONS

On November 12, 2007 the Company completed the acquisition of 100% of the shares of International Resource Management Ltd (IRM) (renamed as Titoki Energy Limited subsequent to acquisition).  The acquisition consideration of NZ$4,277,965 ($3,316,278) including costs of NZ$94,670 ($73,388), was settled by the issuing of 1,851,855 shares in the Company at $1.21 which equates to NZ$3,000,000 ($2,240,745); and a cash payment of NZ$1,277,965 ($1,075,533) made in January 2008.  The acquisition was treated as an acquisition of net assets that does not constitute a business.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

An advance of NZ$2,816,705 ($2,183,510) owed to vendors of IRM was repaid by the Company subsequent to acquisition.  Accordingly, total consideration paid, including costs, was NZ$7,094,670 ($5,499,788).

The two permit interests of IRM at the time of acquisition were:

(a)

19.8% interest in PMP38156 Deep (Cardiff)

(b)

19.8% interest in PEP38738 Deep (Cardiff exploration)

The consideration was allocated to assets and liabilities as follows:

	Carrying value $	Fair value and other adjustments $	Recognised values on acquisition $
Purchase price including acquisition costs			3,316,278
Non current asset: Oil and gas properties	2,608,872	3,304,481	5,913,353
Current assets	2,793	-	2,793
Current liabilities	(2,554,389)	-	(2,554,389)
Non current liabilities: Asset retirement obligations	-	(45,479)	(45,479)
Net Assets	57,276	3,259,002	3,316,278

NOTE 7 – REVENUE AND OTHER INCOME

	2008	2007
	$	$
Revenue
Sales of oil	11,773,695	7,336,906
Sales of gas	199,020	5,772
	11,972,715	7,342,678

Other income
Joint venture recoveries	1,180,410	1,631,676
Other	158,234	104,105
	1,338,644	1,735,781

Sales to significant customers

The Group made oil sales of $10,860,307 (2007: $nil) to Shell (Petroleum Mining) Co Ltd and $913,388 (2007: $7,246,058) to Swift Energy (NZ) Limited (acquired by Origin Energy Services NZ Limited during 2008) during the year.

During 2008 the Group made $199,020 gas sales of (2007 $5,772) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 20).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 8 – EXPENSES

(a) Expense Analysis

	2008	2007
	$	$
Administration expenses
Employees' expenses	(2,278,360)	(2,519,052)
Consultant & professional services	(1,157,571)	(1,256,479)
Legal fees	(559,800)	(192,623)
Audit fees	(275,875)	(351,931)
Directors fees	(200,245)	(156,611)
Depreciation on office furniture & equipment	(59,346)	(84,817)
Share based compensation	(247,887)	(559,626)
Joint venture overhead	(508,501)	(540,442)
Office administration	(300,352)	(292,340)
Insurance	(263,041)	(574,370)
Rent	(149,588)	(136,311)
Other	(282,950)	(545,061)
	(6,283,516)	(7,209,663)
Other expenses

Depletion	(17,269,448)	(4,378,105)
Depreciation of joint venture assets	(49,109)	(44,021)
Exploration expenditure written off	(10,231,773)	(2,483,292)
	(27,550,330)	(6,905,418)

Finance costs
Debt finance expenses	(1,711,054)	-
Interest expenses	(2,706,796)	(4,131,900)
Unwinding of discount on provisions	(146,205)	(148,337)
Realised derivatives loss (Note 19)	(8,721,417)	(1,030,926)
Unrealised derivatives loss	-	(7,297,626)
Exchange loss on foreign currency balances	-	(471,435)
	(13,285,472)	(13,080,224)
Finance Income
Interest income	145,208	268,272
Exchange gain on foreign currency balances	1,173,855	-
	1,319,063	268,272
Net finance (cost)	(11,966,409)	(12,811,952)

Remuneration of auditors
Auditor’s remuneration to KPMG comprises:
Audit of financial statements	(273,867)	(333,630)
Other audit related services	(2,008)	(18,301)
	(275,875)	(351,931)
Non audit related services:
Tax services	(116,189)	(165,322)
	(392,064)	(517,253)

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(b) Employee Benefit Costs

Included in Administration expenses are employee benefit costs.  The breakdown of the benefits for the current and previous year is:

Wages & Salaries Share options granted to directors & employees Other benefits	2008	2007
	$	$
	2,125,871	2,461,182
	247,887	559,626
	152,488	57,871
Total employee benefit costs	2,526,246	3,078,679
Average number of employees for the year	16	21

(c) Interest Expense and Debt Finance Expenses

	2008	2007
	$	$
Preferred shares	(1,038,847)	(288,243)
Loan interest	(1,667,949)	(4,319,016)
Capitalised interest	-	475,359
	(2,706,796)	(4,131,900)

The Group used its average interest rate of 17% in 2007 to determine the amount of interest expense eligible for capitalisation.

During 2008, the group restructured the loan facility agreement (see Note 18).  The cost of restructuring the loan facility totalled $1,711,054.

NOTE 9 – INCOME TAX BENEFIT

A reconciliation between the tax cost using Canadian statutory income tax rate of 31.5% (2007: 34.12%) is as follows:

	2008	2007
(a) Income tax benefit	$	$
(Decrease)/Increase in deferred tax assets	2,372,274	-
Decrease/(Increase) in deferred tax liabilities	-	(353,305)
Recognised in equity	-	147,443
Foreign exchange adjustments	-	205,862
	2,372,274	-

(b) Income tax expense calculation
Profit/(loss) before income tax, after recognition of discontinued operations	(46,150,004)	(22,022,331)
Tax at 31.5% (2007: 34.12%)	(14,537,251)	(7,514,019)
Tax effect of loss taxed in foreign jurisdictions	662,072	844,398
Tax effect of amounts which are not deductible(taxable):
Expenditure not allowed for income tax purposes	1,045	12,410
Net temporary differences	1,806,971	(3,695,040
Deferred tax asset not brought to account	9,694,889	10,352,251
Income tax benefit	2,372,274	-

No income taxes are currently payable by the Group in any of the jurisdictions in which it operates.  The Group has losses and deductions of approximately $35.3 million available to offset future taxable income derived in New Zealand.  The Group’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Group for an indefinite period, provided that, in the case of losses, the Group maintains a 49% continuity of shareholding from the time that the losses are incurred until the point of offset against taxable income.  Due to a likely breach of continuity during 2008, all losses prior to December 31, 2007 have been assumed to be forfeited.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

As at December 31, 2008, in Canada the Group has net operating losses of approximately $7.2 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net Operating Loss
$
2009	331,789
2010	577,882
2011	908,431
2015	1,142,093
2026	921,648
2027	1,341,224
2028	1,942,761
7,165,828

In Canada, at December 31, 2008, the Group has approximately $1.41 million of resource and other unused tax pools to offset future taxable income derived in Canada.  The Group’s Canadian resource and other unused tax pools are available to the Group for an indefinite period.

Total tax assets comprising tax losses and temporary differences provide a total potential tax benefit at applicable tax rates of $13.4 million (2007: $14.3 million) and are not recognised in the financial statements.

The Group believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realisability of the future tax assets.  These factors include the Group’s recent history of net losses and the expected short-term future losses.  The Group will continue to assess the ability to realise the future tax assets based on actual and forecasted operating results.

NOTE 10 –CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

The Group considers deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less as cash or cash equivalents.

As at December 31, 2008, all cash balances are classified as ‘restricted’, as cash and cash equivalents are not directly under the control of the Group’s management. Under the terms of the agreement with Investec dated November 26, 2008, all payments made by the Group, including those in joint ventures, must be approved by Investec.

The components of cash and cash equivalents are as follows:

Cash on Deposit (USD equivalents)	December 31, 2008	December 31, 2007
	$	$
Cash at bank and in hand	-	857,974
Deposits at call	-	7,582,303
Share of Joint Venture Cash	-	579,535
Total cash and cash equivalents	-	9,019,812

The components of restricted cash and cash equivalents are as follows:

Cash on Deposit (USD equivalents)	December 31, 2008	December 31, 2007
	$	$
Cash at bank and in hand	131,261	-
Deposits at call	1,702,522	3,000,000
Share of Joint Venture Cash	448,326	-
Restricted cash and cash equivalents	2,282,109	3,000,000

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 11 – TRADE AND OTHER RECEIVABLES

	2008	2007
	$	$
Trade receivables	623,410	1,978,227
Joint venture related receivables	1,169,222	3,711,052
Impairment allowance	(110,192)	-
	1,682,440	5,689,279

	Less than	Three to six	Greater than
2008	three months	months	six months	Total
		$	$	$
Gross trade and other receivables	587,912	31,516	3,204	1,792,632
Impairment allowance	-	-	(110,192)	(110,192)
Trade and other receivables	1,587,912	31,516	63,012	1,682,440

2007
Gross trade and other receivables	5,370,853	275,473	42,953	5,689,279
Impairment allowance	-	-	-	-
Trade and other receivables	5,370,853	275,473	42,953	5,689,279

Trade and joint venture related receivables are non-interest-bearing financial assets and are generally on monthly terms.  An impairment allowance of $110,192 has been recognised as at December 31, 2008 (2007 $nil), as there is no clear evidence that a particular receipt is highly probable, based on the Group’s inability to collect impaired receivables for more than 12 months.

The carrying amount of trade and other receivables represents the fair value due to receivables being payable within 12 months.

NOTE 12 – INVENTORY

	2008	2007
	$	$
Oil	69,882	73,982
Share of joint venture and Group's owned materials	354,365	414,504
Closing net book value	424,247	488,486

During the year the Group has written off $nil (2007: $195,020) to recognise inventory at its net realisable value.

NOTE 13 – LISTED INVESTMENTS

The Group owns 1,495,660 shares (2007: 1,495,660) (approximately 0.2% of issued shares) in Rift Oil plc, a company listed on the AIM stock exchange (United Kingdom). As at December 31, 2008, the shares are recorded at the current market value of $89,662 (2007: $100,822), and the unrealised loss is recognised in fair value reserves in Equity.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 14 – EXPLORATION, EVALUATION, DEVELOPMENT AND PRE-PRODUCTION EXPENDITURE AND PRODUCTION ASSETS

				Total Exploration,
	Exploration and	Development & Pre-		Evaluation,
	Evaluation	production		Development &
	Expenditure	Expenditure	Production Assets	Production Assets
	$	$	$	$
Cost or deemed cost
Balance at 1 January 2007	-	20,342,693	-	20,342,693
Additions	1,850,205	5,132,025	3,316,899	10,299,129
Transfer	-	(25,474,718)	25,474,718
Acquisition through Business
combination	5,883,759	-	-	5,883,759
Disposals	-	-	-	-
Balance at 31 December 2007	7,733,964	-	28,791,617	36,525,581

Balance at 1 January 2008	7,733,964	-	28,791,617	36,525,581
Additions	1,959,163	-	4,105,810	6,064,973
Disposals	-	-	-	-
Balance at 31 December 2008	9,693,127	-	32,897,427	42,590,554

Depreciation and Impairment losses
Balance at 1 January 2007	-	(409,187)	-	(409,187)
Transfer		409,187	(409,187)	-
Depreciation for the year	-	-	-	-
Depletion for the year	-	-	(3,538,989)	(3,538,989)
Impairment	-	-	-	-
Disposals/write offs	(139,135)	-	-	(139,135)
Balance at 31 December 2007	(139,135)	-	(3,948,176	(4,087,311

Balance at 1 January 2008	(139,135)	-	(3,948,176)	(4,087,311)
Depreciation for the year	-	-	-	-
Depletion for the year	-	-	(14,296,160)	(14,296,160)
Impairment	-	-	(12,063,860)	(12,063,860)
Disposals/write offs	(9,553,992)	-	-	(9,553,992)
Balance at 31 December 2008	(9,693,127)	-	(30,308,196)	(40,001,323)

Carrying amounts
at 1 January 2007	-	19,933,506	-	19,933,506
at 31 December 2007	7,594,829	-	24,843,441	32,438,270

at 1 January 2008	7,594,829	-	24,843,441	32,438,270
at 31 December 2008	-	-	2,589,231	2,589,231

Impairment

Management has determined that the cash generating unit (CGU) for the Group is the New Zealand operations segment, the Cheal production field, being the Group’s only producing field.

As part of its annual impairment analysis, the Group assessed its production assets, production facilities including goodwill for possible impairment.

The assessment for impairment has been determined based on the value in use method as the most appropriate fair value measurement method.  Primarily this method has been selected due to lack of observable market price for oil fields, current oil market, current Group’s position and more readily available independent data relating to reserves and observable markets for oil and gas.  Value in use was determined on the basis of the discounted expected future cash flows based on the Group’s plans to continue to produce proved reserves and associated risk adjusted probable reserves (without further capital investment).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

At December 31, 2008, the Canadian based Independent Reserves Evaluator’s report resulted in a significant reduction in reserves estimates.  This was driven by a number of factors including lower oil volumes due to the reduced thickness of the oil bearing reservoir encountered in the Cheal A6 well and a more conservative recovery factor based on the existing well performance over the past twelve months.

Expected future cash flows from the sale of these volumes are calculated based on the Group’s best estimate of future oil prices.  Prices for oil used for future cash flow projection are based on the WTI forward curve price of oil.  Management have used the past experience to estimate the required capital and operating expenditure to extract oil, and have applied the spot rate at the reporting date to translate these costs to United States dollars, and factored inflation at 3%.

Projected estimates of cash flows from the CGU have been determined based on the economic lift of the reserves.  For the Cheal field these projections are based on the expected life ending January 2011.

The discount rate applied to the cash flows is 17% based on the Group’s pre-tax weighted average cost of capital.

The impairment testing undertaken concluded that the value in use is lower than the carrying value of the Cheal CGU and an impairment loss of $17,090,797 is recognised to equal the carrying value to the estimated value in use of $3,205,094.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 15 – PROPERTY, PLANT AND EQUIPMENT

				Property, Plant and
	Office Equipment	Furniture & Fittings	Production Facilities	Equipment
	$	$	$	$
Cost or deemed cost
Balance at 1 January 2007	430,831	206,647	542,038	1,179,516
Additions	22,192	12,222	7,405,549	7,439,963
Transfer	-	-	-	-
Acquisition through Business
combination	-	-	-	-
Disposals	(8,377)	(634)	(43,926)	(52,937)
Balance at 31 December 2007	444,646	218,235	7,903,661	8,566,542

Balance at 1 January 2008	444,646	218,235	7,903,661	8,566,542
Additions	2,277	2,784	202,140	207,201
Disposals (i)	(11,468)	-	(497,853)	(509,321)
Balance at 31 December 2008	435,455	221,019	7,607,948	8,264,422

Depreciation and Impairment losses
Balance at 1 January 2007	(338,194)	(25,360)	(122,607)	(486,161)
Depreciation for the year	(51,662)	(24,960)	-	(76,622)
Depletion for the year	-	-	(839,113)	(839,113)
Impairment	-	-	-	-
Disposals/write offs	-	-	-	-
Balance at 31 December 2007	(389,856)	(50,320)	(961,720)	(1,401,896)

Balance at 1 January 2008	(389,856)	(50,320)	(961,720)	(1,401,896)
Depreciation for the year	(25,157)	(23,258)	(49,109)	(97,524)
Depletion for the year	-	-	(2,973,288)	(2,973,288)
Impairment	-	-	(3,007,968)	(3,007,968)
Disposals/write offs	-	-	-	-
Balance at 31 December 2008	(415,013)	(73,578)	(6,992,085)	(7,480,676)

Carrying amounts
at 1 January 2007	92,637	181,287	419,431	693,355
at 31 December 2007	54,790	167,915	6,941,941	7,164,646
				-
at 1 January 2008	54,790	167,915	6,941,941	7,164,646
at 31 December 2008	20,442	147,441	615,863	783,746

(i)  The full balance of the disposals of production assets relate to the sale of the PNG Oil Rig as part of the sale of the PNG permits.  Refer Note 5 for further details as part of the discontinued PNG operation.

In 2008, production facilities relating to the Cheal production field have been impaired as part of the 2008 cash generating unit impairment analysis (see Note 14).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 16 – GOODWILL

The following table summaries the changes in goodwill:

	2008	2007
	$	$
Opening net book value	2,018,969	2,018,969
Impairment	(2,018,969)	-
Closing net book value	-	2,018,969

Goodwill arose on the acquisition of Arrowhead Energy Limited in 2006.  This acquisition increased the Group’s share of the Cheal producing field and hence it was allocated in full to the New Zealand operations, predominately the Cheal production field, ‘cash generating unit’.  In 2008, goodwill was fully impaired (see Note 14).

NOTE 17 – TRADE AND OTHER PAYABLES

Total trade and other payables comprises the following categories:

	2008	2007
	$	$
Trade payables	319,637	4,041,484
Joint venture related payables	1,163,046	3,547,296
Accrued expenses	1,718,932	536,885
Acquisition consideration and advance repayable	-	3,100,800
	3,201,615	11,226,465

NOTE 18 – LOANS AND BORROWINGS

(a) Investec Loan

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd (Investec).  Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The original facility was structured into three tranches:

(i)

$18,000,000 ’Senior tranche’.  The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%),

(ii)

$5,000,000 ’Junior tranche.  The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%),

(iii)

NZ$2,500,000 ‘Guarantee tranche’.  The interest rate prior to project completion is 2.00% (post completion 1.75%)

As part of the facility Austral issued 2.5 million warrants to Investec at an exercise price of US$2.11.  The warrants (which entitled the holder to acquire one ordinary share for each warrant held) expired, unexercised, on December 21, 2008.

A product price hedging program (‘Risk Management Facility’) was entered into by the Group to mitigate its exposure to lower US dollar oil prices throughout the term of the facility.  Details, including changes thereto, are included in Note 19.

The ‘Senior tranche’ and the ‘Junior tranche’ were both fully repaid during 2008.

Following the breach of several covenants, the loan at December 31, 2007, was repayable on demand.  Accordingly it was classified as a current liability and the unamortised costs associated with the facility were expensed in total rather than amortised over the remaining period of the loan.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

In March 2008, the original terms of the loan were renegotiated between the Group and Investec.  The Group and Investec agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31, 2008, (reflecting the scheduled US$2.2 million due, and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity).  In addition, a further US$3.5 million was paid on completion of the sale of PNG Stanley (PRL 4) and PRL 5 assets (applied as $2.05 million against the June 30 scheduled principal due, and the balance of US$1.45 million applied in inverse order of maturity).  The interest rate margin was increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive.  In addition, Investec was issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008.

In May 2008, the Group borrowed a further ‘additional’ tranche of $17,847,032 to finance the close-out of forward oil sale contracts (from May 2008) for $16,759,826 plus purchase a series of $90 oil sale put options for $329,665 and interest thereon to December 15, 2008 of $757,541 (and LIBOR plus 4% thereafter). In November 2008 the put options were closed out and the proceeds applied to reduce the principal outstanding (see Note 19).

In December 2008, Vector Gas Limited made demand on Investec with respect to the Guarantee tranche.  The payment of the guarantee by Investec resulted in an increase of $1,339,965 to the total debt owing by the Group to Investec.

Throughout 2008, the Group operated under a series of waivers in respect of the breaches of the covenants.  As part of the renegotiated loan facility the Group agreed to make a full repayment of all outstanding amounts on or before December 15, 2008.  At December 31, 2008, the Group had received an extension of the facility due date to January 31, 2009.  Since January 2009, the facility has been extended on a number of occasions, the latest extension being issued on March 12, 2009, for full repayment of all outstanding amounts on or before March 31, 2009.

A summary of the Investec loan transactions is as follows:

		2008	2007
		$	$
Balance outstanding at January 1		18,650,000	15,738,000
Project facility	- drawdowns	-	7,262,000
	- repayments	(18,650,000)	(4,350,000)
Forward Contract facility	- drawdowns	17,847,032	-
	- repayments	(2,394,200)	-
Guarantee facility	- drawdowns	1,339,965	-
Reported balance at December 31		16,792,797	18,650,000

The balance of the loan remains classified as a current liability.

As at December 31, 2008, security for the facility is over all present and after-acquired property of the Group.

(b)  Preferred Shares

The Company issued 7,692,308 preferred shares on September 30, 2007 at a price of $1.30, for total proceeds of $10,000,000.  The shares are convertible one-for-one into the Company’s ordinary shares for a three-year period.  They have a fixed preferential cumulative dividend of 8% per year, payable six monthly. After 3 years the holder can request redemption or the Company can redeem the shares.  Refer Note 24 (e).

The Company initially recognised $9,508,523 and associated liability portion of deferred costs as a liability. The balance of the preferred shares of $491,477 less deferred tax of $147,443 was recorded as equity.

The broker, Morgan Keegan was paid fees of $150,000 and was issued 150,000 warrants in September 2007 vesting on issue at a strike price of $1.30.  AMEX, TSX and NZX fees were also paid. Related costs totalled $302,376 allocated to liability $291,737 and equity $10,639.

At December 31, 2008, total accrued arrears on fixed preferential dividends is $1,022,222 (2007: $222,222).

	2008	2007
	$	$
Liability portion of preferred shares	9,508,523	9,508,523
Liability portion of deferred costs	(291,737)	(291,737)
Amortisation	304,867	66,020
Reported balance December 31, 2008	9,521,653	9,282,806

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 19 – FINANCIAL INSTRUMENTS AND DERIVATIVES

A. DERIVATIVES

The outstanding forward oil sales contracts at December 31, 2007 that the Group entered into in connection with the raising of debt under the Investec loan facility (see Note 18) were closed out on May 27, 2008 at a cost to the Group of $16,759,826.  Early closure of forward oil sales contracts was funded by a short term loan from Investec (see Note 18).  At the same time, a series of put options were entered into at $90 per barrel.  On November 26, 2008, the outstanding put options were closed out for a net gain of $2,903,700.

Derivative gains/(losses) are as follows:

2008
$

Financial Instruments January 1, 2008 (current liability)	7,753,311
Realised losses from forward oil sales contracts closeout from May 27, 2008	(16,759,826)
Realised forward losses to May 2008	(2,777,914)
Realised put gains September to November 2008	3,063,012
Derivative losses December 31, 2008	(8,721,417)

The Group has no outstanding derivatives at December 31, 2008 (2007 $7,753,311).

Fair Value of Derivatives

The fair value of derivatives is determined using valuation techniques.  The Company uses its judgment to make assumptions that are mainly based on market conditions existing at December 31, 2007.  The Company used discounted cash flow analysis to value crude oil forward sales derivatives.  The analysis is based on the forward oil price sale curve and a discount rate that approximates the credit adjusted risk free rate for the Company.

B. FINANCIAL RISK MANAGEMENT

Exposure to credit, interest rate, foreign currency risk, commodity price and liquidity risk arises in the normal course of the Group’s business.

(a) Credit Risk

Credit risk arises from cash and cash equivalents, and deposits with banks, as well as credit exposures to customers, including outstanding receivables and committed transactions.  Investments are to be made only with approved third party financial institutions.  A significant portion of the Group’s trade receivables, $533,891 (2007: $1,949,355), is due from one oil and gas customer.  Credit quality of this customer is assessed taking into account its financial position, past experience and other factors.  The table below shows the balance of the major counterparties at the balance date.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Cash on Deposit (USD equivalents)	December 31,	December 31,
including Restricted Cash	2008	2007
	$	$
ASB Bank Ltd	610,991	6,762,531
ANZ National Bank Ltd	10,460	2,002,411
Bank of New Zealand	-	3,254,870
Investec Bank	1,660,658	-
	2,282,109	12,019,812

Receivables
Swift Energy New Zealand Limited	-	1,949,355
Shell (Petroleum Mining) Co Limited	533,891	-
Cheal Petroleum Limited	21,595	28,872
Vector	3,672	-
Cardiff Holding 1	41,765	-
Cardiff Holding 2	22,487	-
Joint Venture related receivables	1,059,030	3,711,052
	1,682,440	5,689,279

At December 31, 2007, of the amount owed by the joint venture parties, $930,000 was loaned by the Group to the joint operations due to a dispute with TAG.  This was repaid on March 7, 2008.  The balance was owed by joint operations where the Group is operator and the company did not expect any losses from these counterparties, therefore no impairment loss was recorded.

(b) Interest Rate Risk

Effective Interest Rates and Repricing Analysis

	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE		FIXED INTEREST RATE		FLOATING INTEREST RATE MATURING 1 YEAR		FLOATING INTEREST RATE MATURING 1-2 YEARS		FLOATING INTEREST RATE MATURING 2-5 YEARS		NON-INTEREST BEARING		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	%	%	$	$	$	$	$	$	$	$	$	$	$	$
Financial Assets Cash and Cash equivalents	-	3.25%	-	-	-	9,019,812	-	-	-	-	-	-	-	9,019,812

Restricted Cash	2.26%	3.70%	-	-	2,282,109	3,000,000	-	-	-	-	-	-	2,282,110	3,000,000

Listed investments	-	-	-	-	-	-	-	-	-	-	89,662	100,822	89,662	100,822
Trade and other receivables	-	-	-	-	-	-	-	-	-	-	1,682,440	5,689,279	1,682,440	5,689,279
Total Financial Assets			-	-	2,282,109	12,019,812	-	-	-	-	1,772,102	5,790,101	4,054,212	17,809,913
Financial Liabilities Trade and other payables	-	-	-	-	-	-	-	-	-	-	3,201,615	11,226,465	3,201,615	11,226,465
Net Cash in Advance	-	-	-	-	-	-	-	-	-	-	-	9,679,614	-	9,679,614
Financial Instruments	-	4.75%	-	-	-	-	-	-	-	-	-	7,753,311	-	7,753,311
Loans and borrowings	8.78%	7.85%	-	-	16,792,797	18,650,000	-	-	-	-	-	-	16,792,797	18,650,000
Long term debt	11.19%	11.19%	9,521,653	9,282,806	-	-	-	-	-	-	-	-	9,521,653	9,282,806
Total Financial Liabilities			9,521,653	9,282,806	16,792,797	18,650,000	-	-	-	-	3,201,615	28,659,390	29,516,065	56,592,196

As the Group has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest rate risk mainly arises from interest bearing borrowings.  At December 31, 2008, if interest rates had been 100 basis points higher or lower with all other variables held constant, the loss for the year would have been $152,138 (2007: $159,980) higher or lower.

Following the recognition of the loan facility as current in both 2008 and 2007, the weighted average effective interest rate represents coupon rate.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(c) Foreign Currency Risk

The Group is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than United States dollars.  The currency giving rise to this risk is primarily New Zealand dollars.  The Group has not entered into any forward exchange contracts as at December 31, 2008 and is currently fully exposed to foreign exchange risk.  The impact on the Group results of movements in the New Zealand dollar against the United States dollar is not able to be reliably estimated as the Group is subject to a significant restructure plan that significantly impacts its cost structure.

(d) Commodity Price Risk

The Group is fully exposed to oil price risk on sales as part of its normal operations as it has not entered into any forward sales contracts as at December 31, 2008.  A fluctuation in agreed oil prices during the year at 10% would result in a sales revenue gain or loss of $1,177,369 (2007: $2,794,504).

(e) Liquidity Risk

The Group manages liquidity by monitoring present cash flows and ensuring that adequate cash reserves, financing facilities and equity raisings are undertaken to ensure that the Group can meet its obligations.

The table below analyses the Group’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows.

2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$	$	$	$
Preferred shares	1,822,222	10,576,438	-	-
Loan (i)	16,800,129	-	-	-
Trade and other payables	3,201,615	-	-	-
	21,823,966	10,576,438	-	-

2007
	$	$	$	$
Preferred shares	1,022,222	800,000	10,576,438	-
Loan	19,312,984	-	-	-
Derivative instruments	4,208,722	2,133,667	1,410,922	-
Trade and other payables	11,226,465	-	-	-
Net cash in advance	9,679,614	-	-	-
	45,450,007	2,933,667	11,987,360	-

(i)  As a result of the loan expiry date extension to March 31, 2009, the loan continues to be classified as current.  The Group is in the process of restructuring the loan with Investec (see Note 18).

Financial instruments, as derivatives, were classified in the Balance Sheet as current liabilities at December 31, 2007.  There were no financial instruments at December 31, 2008.  As above, maturity analysis is based on the contractual production profile, representing the expected maturity.

(f) Capital Risk Management

The Group’s capital includes share capital, reserves and retained earnings.

In order to maintain or adjust the capital structure the Group may raise funds through a mix of public and private offerings/placements of debt and equity, farm-outs, and/or the sale of assets. Such fund raising may be applied to its exploration and development programme and/or to reduce its debt.

The Group’s policies in respect of capital management are reviewed regularly by the Board of Directors.  There have been no material changes in the Group’s management of capital during the year.

(g) Classification and fair values

The net fair values of financial assets and liabilities of the Group approximate their carrying amounts.  The net fair value of other monetary financial assets and liabilities are based on market prices.  The Group has no financial instruments outside the Balance Sheet.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

					Total carrying
		Loans and	Available-for-	Other amortised	amount/Fair
2008	Trading	receivables	sale	cost	value
	$	$	$	$	$
Assets
Current
Cash and cash equivalents (Note 10)	-	-	-	-	-
Restricted cash and cash equivalents (Note 10)	-	2,282,109	-	-	2,282,109
Trade and other receivables (Note 11)	-	1,682,440	-	-	1,682,440
Total Current Assets	-	3,964,549	-	-	3,964,549
Non-current
Listed investments (Note 13)	-	-	89,662	-	89,662
Total Assets	-	3,964,549	89,662	-	4,054,211
Liabilities
Current
Trade and other payables (Note 17)	-	-	-	3,201,615	3,201,615
Loans and borrowings (Note 18)	-	-	-	16,792,797	16,792,797
Financial instruments (Note 19)	-	-	-	-	-
Net Cash in Advance (Note 22)	-	-	-	-	-
Total Current Liabilities	-	-	-	19,994,412	19,994,412
Non-current
Loans and borrowings (Note 18)	-	-	-	9,521,653	9,521,653
Total Liabilities	-	-	-	29,516,065	29,516,065

					Total carrying
		Loans and	Available-for-	Other amortised	amount/Fair
2007	Trading	receivables	sale	cost	value
	$	$	$	$	$
Assets
Current
Cash and cash equivalents (Note 10)	-	9,019,812	-	-	9,019,812
Restricted cash and cash equivalents (Note 10)	-	3,000,000	-	-	3,000,000
Trade and other receivables (Note 11)	-	5,689,279	-	-	5,689,279
Total Current Assets	-	17,709,091	-	-	17,709,091
Non-current
Listed investments (Note 13)	-	-	100,822	-	100,822
Total Assets	-	17,709,091	100,822	-	17,809,913
Liabilities
Current
Trade and other payables (Note 17)	-	-	-	11,226,465	11,226,465
Loans and borrowings (Note 18)	-	-	-	18,650,000	18,650,000
Financial instruments (Note 19)	7,753,311	-	-	-	7,753,311
Net Cash in Advance (Note 22)	-	-	-	9,679,614	9,679,614
Total Current Liabilities	7,753,311	-	-	39,556,079	47,309,390
Non-current		-	-
Loans and borrowings (Note 18)	-	-	-	9,282,806	9,282,806
Total Liabilities	7,753,311	-	-	48,838,885	56,592,196

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 20 – PREPAID GAS REVENUE

The Group was a party to two prepaid gas agreements, each with differing terms and obligations:

(a) On April 2, 2003, the Group entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,550,400 at historical rates) to fund the Group’s ongoing exploration programs.  This money was advanced on April 3, 2003, with the Group to deliver NZ$2,000,000 (approximately $1,550,400) of gas to the issuer, under contracts to be negotiated at then prevailing market rates.  For each gas producing discovery the Group would negotiate in the first instance with the issuer, and if no contract was entered into within a certain time period after notification, the Group was free to seek other markets for the gas.  A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep.  If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Group at the Group’s option or may be converted into share equity in one of the Group’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited at the issuer’s option.  The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38153.  This property has nil carrying value as at December 31, 2008 (2007: nil).

In the event that insufficient gas is delivered to discharge the advance, and the Group elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate.  As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2008, the Group had delivered cumulative gas worth NZ$302,769 ($238,759), (2007: $124,559) from the Cheal field.

(b) On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006,  entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,938,000) to fund Arrowhead’s development programs.  Arrowhead was obliged to deliver NZ$2,500,000 (approximately $1,938,000) of gas to the issuer, under the Kahili Gas Sales Agreement and the Cheal Gas Sales Agreement, negotiated in 2007.  Under the terms of the gas prepayment agreement, the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas fields, at the gas price determined within the Kahili Gas Sales Agreement.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance.

The gas prepayment agreement could only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid.  The prepayment was secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint venture PMP 38156 and its 25% interest in the Kahili joint venture PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd.

On December 1, 2008, the guarantee was called in and the outstanding amount of the advance ($1,339,965) was paid by Investec Bank (Australia) Ltd.  This amount was added to the outstanding debt balance (See Note 18).

In summary:

	2008	2007
	$	$
Current Liability	-	831,040
Non Current Liability	984,073	2,521,823
	984,073	3,352,863

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars and translated at year end exchange rate and therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate.  Management does not envisage that the outstanding prepayment will be satisfied by delivery of gas during 2009.

NOTE 21 – ASSET RETIREMENT OBLIGATIONS

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

The Group has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives, remove the facilities and restore the site.  The present value of these obligations have been projected based on an estimated future liability of $3.82 million (2007: $6.72 million) discounted using pre-tax weighted average cost of capital of the Group of 17%.  The costs are expected to be incurred between 2009 and 2012.  At the balance date, the Group re-estimated its obligations and increased the present value of future liabilities by $0.91 million (2007: increase $0.44 million).  The movement in the provision is as follows:

	2008	2007
	$	$
Obligations at beginning of year	1,610,459	639,320
Obligations incurred during the year	46,352	269,592
Obligations through acquisition (see Note 6)	-	45,479
Revision in estimated obligations	914,456	437,308
Unwind of discount	146,205	148,337
Foreign exchange movement	(447,758)	70,423
Obligations at end of year	2,269,714	1,610,459

The provision of $2,269,714 is split between current $523,882 (2007: $845,422) and non current $1,745,832 (2007: $765,037).

NOTE 22 – NET CASH IN ADVANCE

Cash, less deferred costs, of $9,679,614 had been received by the Company in 2007 in respect of 8,350,000 shares, of a total of 12,500,000 shares, issued through a private placement of ordinary shares, with attached warrants, unit price of $1.20, consisting of one ordinary share and one share purchase unit.  At December 31, 2007 the placement was still subject to TSX Venture Exchange authorisation.  Approval was subsequently received and the placement was completed on February 28, 2008.

NOTE 23 – DEFERRED TAX LIABILITIES

During 2008, the Group has recognised deferred tax assets on operating accumulated losses to the extent that it offsets the deferred tax liabilities initially recorded on the acquisition of Arrowhead and preferred shares.  The recognition of the deferred tax asset was based on the availability of accumulated tax losses to the Group to offset future taxable income in New Zealand (see Note 9).

NOTE 24 – SHAREHOLDERS EQUITY

(a)  Authorised and Issued Share Capital

The authorised share capital of the Company is an unlimited number of equally ranked ordinary shares without par value.

ISSUED AND FULLY PAID ORDINARY SHARES	NUMBER OF SHARES	$

Balance at December 31, 2006	27,764,287	50,045,527
Issued during 2007	4,651,855	5,868,194
Balance at December 31, 2007	32,416,142	55,913,721
Issued during 2008	27,808,990	22,929,562
less Deferred Offering Costs	-	(610,902)
Balance at December 31, 2008	60,225,132	78,232,381

For the period ending December 31, 2007, the Company received $360,000 from the exercise of 300,000 share options and transferred $219,453 from share-based payment reserve surplus to ordinary shares in respect of the past compensation costs relating to these options.

During 2007 the Company issued a private placement for 2,500,000 ordinary shares for cash proceeds of $3,250,000.  Expenses of $202,004 were deducted from ordinary shareholding.

On acquisition of IRM Ltd in 2007 the Company issued 1,851,855 shares as partial settlement for a value of NZ$3,000,000 ($2,240,745).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

On February 28, 2008 the Company issued 12,500,000 ordinary shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement.  The warrants were convertible one-for-one into ordinary shares for twelve months from closing at an exercise price of $2.25.

On June 26, 2008 the Company issued a further 11,222,360 ordinary shares (with 5,611,180 warrants attached) for cash proceeds of $5,611,180.  The warrants are convertible one-for-one into ordinary shares for fifteen months from closing at an exercise price of $1.00.

On May 31, 2008 the Company issued 1,056,338 ordinary shares at a price of $0.71 to Investec Bank as a condition of the restructuring of the loan facility.

On June 9, 2008 the Company issued 2,273,000 shares at a price of $0.69 to TAG Oil Limited in settlement of disputes between the companies in relation to the Cheal project.  A further 757,303 shares were issued on December 4, 2008 in terms of the settlement, at a total weighted average price of $0.51.

(b)  Incentive Share Options

The Company has established a share option plan for the granting of options to employees and service providers.  The plan was approved by shareholders on May 22, 2008 at the annual general meeting of the shareholders, and accepted by the TSX-V.  The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following share options, grouped based on issuance, were outstanding at December 31, 2008:

				Exercise/Weighted
Number Of	Type of Option	Final Vesting Date	Number Vested	Average Price Per	Expiry Date
Options			December 31, 2008	Share

40,000	vesting	January 1, 2007	40,000	1.80	January 1, 2011
40,000	vesting	January 1, 2008	40,000	2.00	January 1, 2011
40,000	vesting	January 1, 2009	-	2.50	January 1, 2011
10,000	vesting	February 2, 2009	6,667	1.90	February 2, 2011
400,000	vesting	November 1, 2008	400,000	1.14	May 1, 2012
150,000	vesting	December 11, 2008	150,000	1.02	June 11, 2012
33,334	vesting	December 31, 2008	33,334	1.30	July 2, 2012
33,334	vesting	December 31, 2008	33,334	1.42	August 6, 2012
60,000	vesting	March 14, 2009	40,000	1.23	September 14, 2012
345,000	vesting	March 14, 2009	230,003	1.20	September 14, 2012
103,334	vesting	September 14, 2009	50,001	1.20	September 14, 2012
10,000	vesting	December 31, 2008	10,000	1.23	October 8, 2012
150,000	vesting	September 30, 2007	150,000	1.30	September 30, 2012
60,000	vesting	January 1, 2010	-	1.01	January 1, 2013
30,000	vesting	December 30, 2009	10,000	0.49	June 30, 2013
1,505,002			1,193,339

In accordance with the share option plan, options granted vest on a graded basis over the course of the vesting period ending on the final vesting date set in the table.

The weighted average exercise price for options outstanding at December 31, 2008 is $1.25 (December 31, 2007: $1.32).  During 2008, no options were exercised (2007: 300,000 at an average price of $1.20).

The weighted average exercise price for options fully vested at December 31, 2008 is $1.22 (December 31, 2007: $1.46).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

A summary of share option activities for the years presented is as follows:

		WEIGHTED
		AVERAGE/EXERCISE
DESCRIPTION OF ACTIVITY	NUMBER OF OPTIONS	PRICE PER OPTION

Outstanding at December 31, 2006	1,622,500	$1.20 - $2.75
Granted in 2007: vesting	1,795,000	$1.02 - $1.42
Cancelled in 2007: vesting	(450,000)	$1.20
Exercised in 2007 : vesting (converted)	(300,000)	$1.20
Forfeited in 2007: vesting	(500,000)	$1.50 - $2.75
Expired in 2007: vesting	(30,000)	$1.20 - $1.25
Outstanding at December 31, 2007	2,137,500	$1.02 - $2.50
Granted in 2008: vesting	140,000	$0.49 - $1.01
Cancelled in 2008: vesting	-	-
Exercised in 2008 : vesting (converted)	-	-
Forfeited in 2008: vesting	(759,998)	$0.49 - $1.90
Expired in 2008: vesting	(12,500)	$1.25
Outstanding at December 31, 2008	1,505,002	$0.49 - $1.90

(c)  Share Based Compensation

Based on the restructuring proposal (see Note 31) and current share price of the Company (being around $0.03), it is management’s opinion that the unvested outstanding options at December 31, 2008 will not be exercised in the foreseeable future, and therefore full fair value of the outstanding options is nil.  Share based compensation expense recognised relates to share options.

Share based compensation expense of $247,887 has been recognised for 2008 (2007: $559,626).  The fair value of each share option was estimated on the date of grant, using the Black-Scholes option-pricing model and the following assumptions:

	2008	2007

Expected dividend yield	0.00%	0.00%
Expected price volatility	65.20% - 120.35%	69.57% - 76.57%
Risk-free interest rate	4.227% - 4.485%	4.176% - 5.074%
Expected life of option	5 years	5 years

The Expected price volatility is based on the historical share price.

The weighted average fair value of the options granted in 2008 was $0.48 (2007: $0.76).

(d)  Share Purchase Warrants

A summary of share purchase warrant activities for the years presented is as follows:

	NUMBER OF	EXERCISE PRICE PER
DESCRIPTION OF ACTIVITY	WARRANTS	WARRANT

Outstanding at December 31, 2006	2,500,000	$2.06
Granted in 2007	150,000	$1.30
Outstanding at December 31, 2007	2,650,000	$2.11
Cancelled in 2008	(2,500,000)	-
Granted in 2008	18,111,180	$1.00 - $2.25
Outstanding at December 31, 2008	18,261,180	$1.00 - $2.25

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(e)  Preferred shares

On September 20, 2007 the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million. The preferred shares pay an annual cumulative dividend of 8%.  At any time up to September 20, 2010 the holders have the right to convert each of their shares into one fully paid Ordinary share.  After this date the shares may be redeemed for cash at the request of the holder or the Company.  At initial recognition, liability component of $9,508,523 representing the present value of the principal, less allocated transaction costs was recognised.  The residual of $491,477 less deferred tax of $147,443 was recognised in shareholders equity.

NOTE 25 – SUBSIDIARIES  AND ASSOCIATES

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at December 31, 2008 and the results of all subsidiaries for the year then ended.

	Country of	Proportion of
Name of Subsidiaries	incorporation	ownership	Comment
Austral Pacific Energy (PNG) Limited	Papua New Guinea	100%	non trading following sale of interest in permits (Note 5).
Source Rock Holdings Limited	New Zealand	100%
Austral Pacific Energy (NZ) Limited	New Zealand	100%
Rata Energy Limited	New Zealand	100%
Millennium Oil & Gas Limited	New Zealand	100%
Totara Energy Limited (i)	New Zealand	100%
Titoki Energy Limited	New Zealand	100%
Puka Energy Limited	New Zealand	100%
Hebe Energy Limited	New Zealand	100%
Matai Energy Limited	New Zealand	100%
Austral Pacific NZ No 4 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 5 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 6 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 7 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 8 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 9 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 10 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 11 Limited	New Zealand	100%	non trading
Austral Pacific NZ No 12 Limited	New Zealand	100%	non trading

	Country of	Proportion of
Name of Associates	incorporation	ownership	Comment
Coral Sea Drilling Limited	Papua New	35%	In process of de-registration
	Guinea		following sale of interest in permits.

(i)  Kanuka Energy Limited and Arrowhead Energy Limited, which were both subsidiaries of Austral Pacific Energy (NZ) Limited as at December 31, 2007, amalgamated with Totara Energy Limited in February 2008.  Totara Energy Limited was the surviving company.

All subsidiaries and associates have the same balance date as the parent entity.

NOTE 26 – RELATED PARTY TRANSACTIONS

As part of its normal day to day operations the Group enters into transactions with joint ventures for which it is the operator.  The noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

The only transactions that the Company enters into with its subsidiaries is the extension of non-interest bearing loans, which are repayable on demand.  At the end of each reporting period, gross advances to subsidiaries are written down to their recoverable amount.  At December 31, 2008, following the Group’s recent history of net losses, advances to subsidiaries have been fully impaired (recoverable amount as at December 31, 2007 was $16.5 million).  Gross advances to subsidiaries total $85.5 million (2007: $75.4 million).  The parent entity earns no revenue and incurs no expense from the subsidiaries.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Compensation for key management personnel

	2008	2,007
	$	$
Short term employee benefits	1,438,589	1,506,218
Share-based payments	240,020	456,468
Total Compensation	1,678,609	1,962,685

Key management personnel are those persons, including all directors, having authority and responsibility for planning, directing and controlling the activities of the Group.

Other Transactions

The Group paid a law firm, in which a Director is a Partner, $141,400 for legal and directorial services (2007: $175,740).

NOTE 27 - COMMITMENTS AND CONTINGENCIES

(a)  Commitments

The Group participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs.  The Group estimates that the total commitments under various agreements as at December 31, 2008 are $3,145,417 (2007: $11,857,440).

The Group’s commitments under license obligations and other agreements are summarised as follows:

2008
CONTRACTUAL AND OTHER	PAYMENTS DUE BY PERIOD
OBLIGATIONS		LESS THAN		MORE THAN
	TOTAL	ONE YEAR	1-5 YEARS	FIVE YEARS
	$	$	$	$
Operating leases	451,796	147,730	304,066	-
Joint venture commitments	2,693,621	2,693,621	-	-
Total contractual /other obligations	3,145,417	2,841,351	304,066	-
2007
CONTRACTUAL AND OTHER	PAYMENTS DUE BY PERIOD
OBLIGATIONS		LESS THAN		MORE THAN
	TOTAL	ONE YEAR	1-5 YEARS	FIVE YEARS
	$	$	$	$
Operating leases	603,604	148,158	455,446	-
Joint venture commitments	11,253,836	11,253,836	-	-
Total contractual /other obligations	11,857,440	11,401,994	455,446	-

The joint venture commitments are in respect of its current year exploration permit obligations. The Group is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

The Group’s share of commitments are as recorded on various license documents, but the Group may meet these commitments by various means which could include: farm out major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed.  In view of this, the Group’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

(b)  Potential Legal Proceedings

The Group is not subject to any legal proceedings.  There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Group nor has a material interest adverse to the Group.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

As at December 31, 2008, the only dispute involving the Group is a dispute regarding the terms of a royalty payment required to be paid by the Group in respect of the Arrowhead interest acquired in the Cheal shallow joint venture.  The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint venture for permit 38738.  The potential liability relating to production to December 31, 2008 is $245,716 (2007: $131,486).  Based on the legal advice obtained, management do not expect the final outcome to have a material effect on the Group’s financial position.

(c)  Environmental Laws and Regulations

The Group is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues.  However, the Group cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Group.

NOTE 28 – RECONCILIATION OF THE LOSS FOR THE PERIOD TO NET CASH FLOWS FROM OPERATING ACTIVITIES

For the years ended	December 31, 2008	December 31, 2007
	$	$

Net loss for the year	(43,777,730)	(22,022,331)
Adjusted for:
Unwinding of discount on provisions	146,205	148,337
Depletion	17,269,448	4,378,105
Impairment loss	17,090,797	-
Exploration expenditure written off	10,231,773	3,033,654
Amortisation	108,455	129,555
Unrealised derivative loss	-	7,297,626
Share based compensation	247,887	559,626
Write down in inventory	-	195,020
Capitalised interest	-	(475,359)
Amortisation of discount on preferred shares	238,847	2,874,243
Debt related costs	1,711,054	-
Tax credit	(2,372,274)	-
Net unrealised foreign exchange loss/(gain)	(373,766)	620,524
Profit from discontinued operations for the year	(7,763,946)	-
	(7,243,250)	(3,261,000)

Changes in operating assets and liabilities

Increase/(decrease) in trade creditors (other than JV creditors)	(2,539,800)	6,337,773
Increase/(decrease) in other operating liabilities	(8,782,136)	(24,905)
(Increase)/decrease in trade debtors (other than JV debtors)	3,055,813	(3,143,330)
(Increase)/decrease in inventory	64,239	(208,226)
(Increase)/decrease in prepaid deposits	288,727	(298,564)
Net cash (outflow) from operating activities	(15,156,407)	(598,252)

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 29 – LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted losses per share calculations for the years ending:

	2008	2007
Numerator, net loss for the year	$(43,777,730)	$(22,022,331)
Denominator:
Weighted-average number of shares -basic	50,688,636	29,877,550
Basic loss per share	$(0.86)	$(0.74)
Denominator:
Weighted-average number of shares -diluted	50,688,636	29,877,550
Diluted loss per share	$(0.86)	$(0.74)

	2008	2007
Numerator, net loss for the year from continuing operations	$(51,541,676)	$(21,205,351)
Denominator:
Weighted-average number of shares -basic	50,688,636	29,877,550
Basic loss per share from continuing operations	$(1.02)	$(0.71)
Denominator:
Weighted-average number of shares -diluted	50,688,636	29,877,550
Diluted loss per share from continuing operations	$(1.02)	$(0.71)

Due to net losses incurred during 2008 and 2007 share options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.  There were a total of 1,193,339 vested options outstanding at December 31, 2008. These vested options are currently antidilutive but, if exercised, these have the potential to dilute earnings of future periods.

NOTE 30 - JOINT VENTURES

The Group currently holds varying net interests equivalent to approximately 0.645 million gross acres of exploration and mining permits in New Zealand.  The Group’s properties and the Group’s interests in the joint venture operations related to them, as at December 31, 2008, are summarised as follows:

Field/Prospect Name	Permit Number	Ownership Interest (%)	Gross Area (km2 (acres))	Exploration/ Development
Kahili (i)	PMP 38153	85.00	5.99 (1,480)	Development
Cheal Shallow	PMP 38156-01	69.50	30.3 (7,487)	Development
Cardiff (Deep) (iii)	PMP 38156-02	44.90 (ii)		Development
Greater Cheal (Shallow) (iii)	PEP 38738-01	69.50	46.51 (11,493)	Exploration
Greater Cheal (Deep) (iii)	PEP 38738-02	44.90 (ii)		Exploration
Onaero (iii)	PEP 38746	83.35	27.01 (6,674)	Exploration
Winchester (iii)	PEP 38748	66.67	32.01 (7,910)	Exploration
D’Urville (iii)	PEP 38524	20.00	2469 (610,103)	Exploration

(i)  The Kahili permit PMP 38153 was surrendered on March 6, 2009 (see Note 31).

(ii)  The Group has entered into an agreement to purchase from another joint venture participant an additional 5.1% interest in PMP 38156-02 and PEP 38738-02, subject to ministerial consent being received.

(iii)  The Group is actively seeking farm-out or disposal options for these permits.

Except for D’Urville (PEP 38524), the Group is the operator of these permits.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Permits PEP 38765 and PEP 38741 were surrendered in February 2008, after assessment of the prospects, exploration risks and financial commitments required in each permit area.

The Group sold its interests in the licences in Papua New Guinea in May 2008.  The licences included in the sale were PPL 235, PPL 261, PRL 4 and PRL 5.

Where its “ownership interest” in a property is less than 100%, the Group holds its interests through a joint venture with one or more other industry participants.  As can be seen from the table, all of the Group's exploration and development activities are conducted jointly subject to unanimous decision with third parties under joint venture agreements.  The terms of the joint venture agreements generally provide that the Group must bear its pro rata share of exploration and development costs and is entitled to that share of production income or proceeds of sale of the property.  If a participant in a joint venture fails to pay its share of joint venture approved costs, it will be subject to dilution of its interest in the joint venture, and hence in the permit.  In certain events the Group, like any other participant in the joint venture, can lose its entire interests in the joint venture (and hence in the property) for failure to pay its share of costs or for material breaches of the joint venture agreement.

NOTE 31 - SUBSEQUENT EVENTS

The following events have occurred since December 31, 2008:

(a)  Surrender of Permit PMP38153 Kahili

The Group, together with its joint venture participant TAG Oil Limited, has surrendered the Kahili (PMP 38153) mining permit on March 6, 2009.  At December 31, 2008, a provision for $344,000 was recognised (in respect of the Asset Retirement Obligation) for the ‘plug, abandon and rehabilitation’ costs associated with the permit and the land owner access agreement.  This obligation is expected to be completed by the Group in 2010.  There is no impact on non-current assets.

(b)  Corporate restructuring

The Group has initiated a fundamental restructuring of its operations and administration with the objective to underpin a sustainable low cost corporate structure, concentrated on its Cheal Field production asset.  From April 2009, the Group expects to have outsourced both its technical and financial functions.  In addition, it is moving its base from Wellington to New Plymouth to enable it to focus more fully on the Cheal asset.  Staff numbers will reduce to around 2.5 full time equivalents.  A reliable estimate of the cost savings cannot be made at this time.  As the restructuring plan is subject to approval by Investec, no obligation was recognised at December 31, 2008.

NOTE 32 – ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group's financial statements for the year ended December 31, 2008 are the first annual financial statements that comply with IFRS.  These financial statements have been prepared as described in Note 3(a).

The Group's transition date is January 1, 2007.  In complying with IFRS for the first time, the Group has restated comparative balances applying IFRS.  This requires a restatement of opening balances as at January 1, 2007, incorporating initial transitional adjustments, and the restatement of balances as at December 31, 2007, which will impact net earnings, cash flow statements and financial positions in 2007.  The adjustments that are required for the Balance Sheet as at January 1, 2007 are made directly to Equity.

Impact on Transition to IFRS

The differences between Canadian Generally Accepted Accounting Practice (“previous GAAP”) identified as having a significant effect on the Group’s previously reported consolidated financial performance and financial position are summarised below.  This note provides a summary of the impacts resulting from the transition to IFRS.

The rules for first time adoption of IFRS are set out in IFRS 1 – First-time Adoption of International Financial Reporting Standards.

The impact of transition to IFRS from previous GAAP is set out in the following tables.  The first table details the impact on Consolidated Equity, Total Liabilities and Total Assets as at January 1, 2007, being the date of transition.

The second table details the impact of the restatement on the Consolidated Equity, Total Liabilities and Total

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

Assets as at December 31, 2007.

AS AT JANUARY 1, 2007
	Shareholders	Reserves	Retained	Total	Total	Total
	Equity		Earnings	Equity	Liabilities	Assets
Total reported under	$	$	$	$	$	$
Canadian GAAP	50,045,527	3,138,896	(41,088,663)	12,095,760	23,897,911	35,993,671
Asset retirement obligations	-	-	(9,105)	(9,105)	(426,239)	-
Property, plant and equipment (i)	-	-	208,666	208,666	-	(226,678)
Share compensation expense	-	(238,047)	238,047	-	-	-
Total Restated under
IFRS	50,045,527	2,900,849	(40,651,055)	12,295,321	23,471,672	35,766,993

(i)  Under previous GAAP, Property, Plant and Equipment included tangible and intangible assets, disclosed separately in the related note.

AS AT DECEMBER 31, 2007
	Shareholders	Reserves	Retained	Total	Total	Total
	Equity		Earnings	Equity	Liabilities	Assets
Total reported under	$	$	$	$	$	$
Canadian GAAP	55,913,721	3,915,089	(63,118,912)	(3,290,102)	66,022,162	62,732,060

Asset retirement obligations	-	-	7,693	7,693	(472,631)	-
Property, plant and equipment	-	-	208,666	208,666	-	(2,006,249)
Share compensation expense	-	(209,962)	209,962	-	-	-
Deferred Tax	-	(147,443)	19,205	(128,238)	(1,621,739)	-
Total Restated under
IFRS	55,913,721	3,557,684	(62,673,386)	(3,201,981)	63,927,792	60,725,811

Reconciliation of net profit for the year ended December 31, 2007

$
Net loss under previous GAAP for the year ended December 31, 2007	(22,030,249)

Foreign exchange loss on property plant and equipment (b(ii))	24,029
Deferred tax from preferred shares - foreign exchange gain (d)	(4,824)
ARO adjustment - accretion expense (a)	123,795
ARO adjustment - interest expense (a)	(148,337)
ARO adjustment - foreign exchange loss (a)	41,340
Stock based compensation expense (c)	(28,085)
Net loss under IFRS for the year ended December 31, 2007	(22,022,331)

Net cash flows from operating activities are now presented using the direct method. There have been no other significant changes to the Statement of Cash Flows as a result of adoption of IFRS.

There is no adjustment to Fair Value Reserve as a result of the adoption to IFRS.

(a)  Asset Retirement Obligations

In re-measuring an asset retirement obligation for the passage of time, previous GAAP requires the re-measurement based on the estimated discount rate equivalent to risk free rate adjusted for credit margin, when the liability was initially measured.  IFRS requires the use of current market assessed discount rates which are applied to the total obligation (See Note 21).  The applied discount rate has to be revised annually.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

The impact of adopting IFRS is a reduction in the provision for ARO, a reduction in property, plant and equipment and foreign exchange variation, a reduction in accretion expense, and an increase in interest expense as summarized in the table below:

	December 31,	January 1,
	2007	2007
	$	$
Asset retirement obligation under previous GAAP	2,083,090	1,065,559

Opening IFRS transition adjustment brought forward	(426,239)	(18,432)
Revision in estimated obligations	(29,594)	(420,940)
Adjustment to accretion expense	(123,795)	(46,118)
Adjustment to interest expense	148,337	59,870
Adjustment to foreign exchange loss	(41,340)	(619)
Total IFRS adjustments	(472,631)	(426,239)

Asset retirement obligation under IFRS	1,610,459	639,320

(b)  Property, Plant and Equipment

(i)

Asset retirement obligation

The reduction in property, plant and equipment reflects the difference in measurement of the asset retirement obligations using current market assessed discount rates as discussed above.

(ii)

Deferred tax from property and equipment acquired

Under Canadian GAAP, the Group has recognised deferred tax on temporary differences arising on acquisition of assets where the carrying amount of the plant and equipment acquired exceeds the tax base.  IFRS provides for a specific exemption from deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/(loss) nor tax profit/(loss).

As the acquisition of IRM assets and liabilities meets the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to assets acquired under Canadian GAAP is reversed under IFRS resulting in a $1,749,977 reduction in property, plant and equipment and a $1,774,006 decrease in the deferred tax liability as at December 31, 2007 and a corresponding $24,029 decrease in foreign exchange loss for the period.

The net adjustments to property, plant and equipment are summarised below:

	December 31, 2007	January 1, 2007
	$	$

Property, Plant and Equipment under Previous GAAP	41,609,165	20,853,539
Opening IFRS transition:
Adjustment bought forward	(226,678)
Revision in asset retirement obligations	(29,594)	(432,930)
Adjustment to depletion expense	-	4,368
Adjustment to exploration and evaluation expenditure	-	201,884
Adjustment for deferred tax liability derecognition	(1,749,977)	-
Net Adjustment	(2,006,249)	(226,678)
Property, Plant and Equipment under IFRS	39,602,916	20,626,861

(c)  Share Compensation Expense

Under IFRS, an entity is required to recognise a proportionate share of the fair value of the share based payments, determined on the date the option was granted, based on management expectation for those options to vest.  Under previous GAAP the effect of options failing to vest, due to service conditions not being met, are not recognised until they are forfeited.

The change in accounting treatment resulted in a net decrease in employee benefits of $209,962 as at December 31, 2007, a $28,085 increase to stock compensation expense for the year ended December 31, 2007 and a $238,047 adjustment to opening retained earnings as at January 1, 2007.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

(d)  Deferred Tax from Preferred Shares

IFRS requires the recognition of taxable temporary differences arising from the initial recognition of an equity component of preferred shares.

The tax base of the preferred shares issued by the Company during 2007 is equal to their liability component initially recognised.  However, the carrying amount is the sum of both the equity and liability components.  As the carrying amount of the preferred shares exceeds their tax base, a deferred tax liability is recognised under IFRS.  This deferred tax recognition has been charged directly to preferred shares equity component.  The previous GAAP specified an exemption for recognition of such deferred tax liability when the enterprise is able to settle the instrument without the incidence of tax; therefore, this creates a reconciling difference under IFRS.

The change in accounting treatment resulted in a $152,267 increase to deferred tax liabilities, a $147,443 reduction in preferred shares and a $4,824 foreign exchange loss as at December 31, 2007 (January 1, 2007: nil).

(e)  Exploration and Evaluation Expenditure

Under previous GAAP, capitalised exploration and evaluation costs have been disclosed as capital expenditure or acquisition costs as part of property and equipment.  Under IFRS, these costs are separately disclosed within the balance sheet.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

NOTE 33 - PARENT COMPANY ACCOUNTS

In accordance with the New Zealand Financial Reporting Act 1993, the Group is required to disclose separately a Balance Sheet, an Income Statement, a Statement of Changes in Equity and a Cash Flow Statement for the parent company: Austral Pacific Energy Ltd.

The Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flow Statement, presented in compliance with IFRS, are as follows:

PARENT COMPANY
Balance Sheet
(Expressed in United States Dollars)

As at :	December 31, 2008	December 31, 2007
	$	$
Assets
Current assets
Trade and other receivables	8,118	4,892
Total current assets	8,118	4,892

Non-current assets
Intercompany	-	16,465,766
Total non-current assets	-	16,465,766
Total Assets	8,118	16,470,658

Liabilities
Current liabilities
Trade and other payables	1,109,194	557,951
Net cash in advance	-	9,679,614
Total current liabilities	1,109,194	10,237,565

Non-current
Deferred tax liabilities	-	152,267
Loans and borrowings	9,521,653	9,282,806
Total non-current liabilities	9,521,653	9,435,073
Total Liabilities	10,630,847	19,672,638

Net assets/(liabilities)	(10,622,729)	(3,201,980)

Equity
Shareholders equity	78,232,381	55,913,721
Reserves	2,247,599	3,540,474
Retained earnings	(91,102,709)	(62,656,175)
Total Equity/(Deficency)	(10,622,729)	(3,201,980)

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

PARENT COMPANY
Income Statement
(Expressed in United States Dollars)

For the year ended:	December 31, 2008	December 31, 2007
	$	$
Gross Profit	-	-

Other Income	-	-

Expenses
Administration expenses	(967,994)	(1,811,352)
Net finance costs	(1,043,899)	(288,242)
Impairment of investment in and advances to subsidiaries	(28,127,670)	(19,958,443)
Profit/(loss) before income tax from continuing
operations	(30,139,563)	(22,058,037)
Income tax benefit	152,267	-
Profit/(loss) after income tax from continuing
operations	(29,987,296)	(22,058,037)

PARENT COMPANY
Statement of Changes in Equity
(Expressed in United States Dollars)

			Reserves
	Ordinary Shares			Share Based	Share Purchase		Total Shareholders'
			Preferred	Payment	Warrants	Retained	Equity/
	Shares	Amount $	Shares	Reserve	Reserve	Earnings	(Deficiency)
	$	$	$	$	$	$	$
Balance at January 1, 2007	27,764,287	50,045,527	-	1,307,171	1,540,762	(40,598,138)	12,295,322
Issuance of ordinary shares for cash
and other consideration (Note 24(a))	4,351,855	5,490,745	-	-	-	-	5,490,745
Less Deferred Offering Costs (Note
24(a))	-	(202,004)	(10,639)	-	-	-	(212,643)
Preferred shares (Note 20(b))	-	-	344,034	-	-	-	344,034
Exercise of share purchase options
(Note 24(a))	300,000	579,453	-	(219,453)	-	-	360,000
Cancellation of options payment	-	-	-	(54,000)	-	-	(54,000)
Share based compensation (Note
24(c))	-	-	-	632,599	-	-	632,599
Net loss for the year	-	-	-	-	-	(22,058,037)	(22,058,037)
Balance at December 31, 2007	32,416,142	55,913,721	333,395	1,666,317	1,540,762	(62,656,175)	(3,201,980)

Issuance of ordinary shares for cash
and other consideration (Note 24(a))	27,808,990	22,929,563	-	-	-	-	22,929,563
Less Deferred Offering Costs	-	(610,903)	-	-	-	-	(610,903)
Expiry of warrants	-	-	-	-	(1,540,762)	1,540,762)	-
Share based compensation (Note
24(c))	-	-	-	247,887	-	-	247,887
Net loss for the year	-	-	-	-	-	(29,987,296)	(29,987,296)
Balance at December 31, 2008	60,225,132	78,232,381	333,395	1,914,204	-	(91,102,709)	(10,622,729)

AUSTRAL PACIFIC ENERGY LTD. Notes to the Financial Statements (Expressed in United States Dollars)

PARENT COMPANY
Cash Flow Statement
(Expressed in United States Dollars)

For the year ended December 31,	2008	2007
	$	$
Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Payment to suppliers	(1,208,035)	(1,419,157)
Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Advances to subsidiaries	(9,112,641)	(21,366,077)
Net Cash from/(used in) Financing Activities
Proceeds from issue of shares	10,320,676	3,407,996
Preferred shares issued	-	9,697,624
Cash received in advance from private placement	-	9,679,614
Total movement in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	-	-